January 29, 2010

By U.S. Mail and Facsimile (601) 656-4264

Mr. Robert T. Smith
Treasurer and Chief Financial Officer
Citizens Holding Company
521 Main Street
Philadelphia, Mississippi 39350

      Re: Citizens Holding Company
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 001-15375

Dear Mr. Smith:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

               Sincerely,

               Christian Windsor
               Special Counsel